C21 INVESTMENTS INC.

Annual Information Form For The Financial Year Ended January 31, 2021 (Expressed in U.S. Dollars)

ARTICLE 1
GENERAL

Reference is made to the audited consolidated financial statements (the "Financial Statements"), together with the auditors' report thereon, and management's discussion and analysis (the "MD&A") for the C21 Investments Inc. (the "Company", "C21", "we", "us" or "our") for the financial year ended January 31, 2021. Additional financial information is provided in the Financial Statements and MD&A, which are available for review under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.cxxi.ca.

Unless otherwise noted herein, information in this Annual Information Form ("AIF") applies to the business activities and operations of the Company for the financial year ended January 31, 2021. References to "$" are to U.S. dollars and references to "C$" are to Canadian dollars.

All references in this AIF to the Company also include references to all subsidiaries of the Company as applicable, unless the context requires otherwise.

ARTICLE 2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This AIF includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this AIF that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as the impact of the COVID-19 pandemic with reductions of operating (including marketing) and capital expenses and revenues, future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, including information concerning the completion and timing of the completion of contemplated acquisitions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.Readers are cautioned that forward-looking information and statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

Readers are cautioned that forward-looking information and statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; the Company's ability to conduct operations in a safe, efficient and effective manner; the ability of the Company to restructure and service its secured debt; the availability of securitized debt financing on terms acceptable to the Company, or at all;  and the ability of the Company's operations to perform and continue in the ordinary course in light of the COVID-19 pandemic. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate any proposed acquisitions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the cannabis industry, risks associated to cannabis products manufactured for human consumption, including potential product recalls, reliance on key inputs, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cyber-security risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effecting service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis, risks and uncertainties related to the impact of the COVID-19 pandemic and the impact it may have on the global economy and the retail sector, particularly the cannabis retail sector in the states in which the Company operates, risks and uncertainties relating to the Company's President and Chief Executive Officer, Sonny Newman, being the Company's major lender holding security over the Company's principal operating assets in Nevada, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements.

The Company may elect to update such forward-looking information and statements at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

ARTICLE 3
MARKET DATA AND INDUSTRY FORECASTS

Market data and industry forecasts used in this AIF were obtained from government or other industry publications, various publicly available sources or based on estimates derived from such publications and reports and management's knowledge of, and experience in, the markets in which the Company operates. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes that these sources are generally reliable, the accuracy and completeness of such information is not guaranteed and have not been independently verified by the Company and as such the Company does not make any representation as to the accuracy of such information. Further, market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. See also "Cautionary Statement Regarding Forward-Looking Information".

ARTICLE 4
GLOSSARY OF CERTAIN TERMS

The following is a glossary of certain terms used in this AIF.

"AIF" means this annual information form of the Company dated May 31, 2021, for the financial year ended January 31, 2021;

"Bank Secrecy Act" means the United States Currency and Foreign Transactions Reporting Act of 1970;

"BCBCA" means the Business Corporations Act (British Columbia);

"Board" means the Board of Directors of the Company;

"CBD" means cannabidiol;

"Code" means the U.S. Internal Revenue Code;

"CPG" means consumer packaged goods;

"CSA" means the U.S. Controlled Substance Act of 1970;

"CSE" means the Canadian Securities Exchange;

"CTS" means Cannabis tracking system;

"DEA" means the U.S. Drug Enforcement Agency;

"DOJ" means the U.S. Department of Justice;

"EFF" means Eco Firma Farms LLC;

"FinCEN" means the U.S. Department of the Treasury Financial Crimes Enforcement Network;

"FINRA" means U.S. Financial Industry Regulatory Authority;

"FSE" means the Frankfurt Stock Exchange;

"IRS" means the U.S. Internal Revenue Service;

"NDOT" means the Nevada Department of Taxation;

"OHA" means the Oregon Health Authority;

"OLCC" means the Oregon Liquor Control Commission;

"OMMP" means the Oregon Medical Marijuana Program;

"OTC" means the U.S. Over-the-Counter markets;

"Phantom" means Phantom Venture Group, LLC, and its subsidiaries, and Phantom Brands, LLC;

"SDP" means SDP Development Group, LLC;

"Silver State" means Silver State Relief LLC and Silver State Cultivation LLC;

"SKU" means stock keeping unit;

"Swell" means Swell Companies Limited;

"THC" means delta-9-tetrahydrocannabinol; and

"U.S." or "United States" means the United States of America.

ARTICLE 5
CORPORATE STRUCTURE

The Company was incorporated in the Province of British Columbia under the Company Act (British Columbia) on January 15, 1987 as Empire Creek Mines Inc. On May 11, 1987, the Company changed its name to Curlew Lake Resources Inc. Effective November 24, 2017, the Company changed its name to C21 Investments Inc. On June 15, 2018, the Company's common shares were delisted from the TSX Venture Exchange and on June 18, 2018, the common shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol CXXI. The Company registered its common shares in the United States ("U.S.") and on May 6, 2019, its common shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On August 23, 2019 the Company announced it had been approved for trading on the OTCQB Venture Market, and on September 28, 2020 the Company commenced trading on the OTCQX Best Market.

The Company's corporate office and principal place of business is 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, Canada V6E 2T5. The Company's telephone number is +1 833-289-2994 and its corporate website is www.cxxi.ca. The information contained on its website is not incorporated by reference into this AIF.

The Company conducts its business through its various wholly owned subsidiaries. The following table sets out the subsidiaries of the Company:

Name	Jurisdiction of Incorporation	Status
20727-4 Bend, LLC	Oregon	Active
320204 U.S Holdings Corp.	Delaware	Active
320204 Oregon Holdings Corp.	Oregon	Active
320204 Nevada Holdings Corp.	Nevada	Active
320204 RE Holdings, LLC	Oregon	Active
4964 BFH, LLC	Oregon	Active
63353 Bend, LLC	Oregon	Active
Eco Firma Farms LLC	Oregon	Active
Megawood Enterprises Inc	Oregon	Active
Phantom Brands, LLC	Oregon	Active
Phantom Distribution, LLC	Oregon	Active
Phantom Venture Group, LLC	Oregon	Active
Silver State Cultivation LLC	Nevada	Active
Silver State Relief LLC	Nevada	Active
Swell Companies Limited	Oregon	Active
Workforce Concepts 21, Inc.	Oregon	Active

ARTICLE 6
GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

The Company changed its focus to the cannabis market on January 29, 2018. Previously the Company was in the business of the acquisition, exploration and development of oil and gas properties and mineral properties in Western Canada, but its then business was mostly inactive and not profitable and there was significant doubt as to the Company's ability at that time to continue as a going concern.

Since the Company changed its focus to the cannabis market, the Company completed a number of acquisitions in the States of Oregon and Nevada in 2018 and 2019. The Company continues to evaluate prospective acquisitions in the State of Nevada and other strategic jurisdictions.

Acquisitions and Dispositions

Nevada

Silver State

On January 15, 2019, the Company completed the acquisition of 100% of the membership interests of both Silver State Relief LLC and Silver State Cultivation LLC (collectively "Silver State"), which are Nevada limited liability companies. The acquisition was made effective January 1, 2019. Silver State operates indoor cannabis cultivation and processing in a licensed facility in Sparks, Nevada, and owns two retail licenses that operate cannabis dispensaries in Sparks and Fernley, Nevada. Silver State is the flagship operation of C21.

In consideration for 100% of the membership interests of Silver State, the Company paid total consideration of $49,105,048, which included a secured promissory note to the vendor, Sonny Newman, for $30,000,000 (the "Newman Note").

Mr. Newman was subsequently engaged by the Company to act as its President and Chief Executive Officer.

The Silver State Relief dispensary in Sparks, Nevada was the first dispensary in Nevada and opened in July 2015 selling medical cannabis.  In July 2017, the sale of recreational cannabis commenced, and in January 2019 a second dispensary location was opened in Fernley, Nevada.

The Silver State businesses operate in three buildings, a cultivation/production warehouse and a dispensary, both located in Sparks, Nevada. The third building is the Fernley dispensary in Fernley, Nevada, which opened on January 15, 2019. The Company has the option, exercisable during the term of its leases, to acquire all three of the real estate assets of Silver State including: the land and 158,000 square-foot building located in Sparks, Nevada that houses its cultivation and extraction facility; the land and 7,400 square foot retail dispensary building ("Greg Street") located in Sparks, Nevada, servicing more than 30,000 customers per month; and the 6,000 square foot dispensary and land located in Fernley, Nevada, servicing more than 15,000 customers per month. The option price for Stanford Way is $12,700,000, payable in cash or common shares of the Company at $3.50 per common share, at the election of the landlord. The option price for Greg Street is $3.3m, payable in cash. The option price for Fernley, extended on June 30, 2020, along with the lease term, to July 31, 2023, is $2,228,000, payable in cash.

On November 19, 2020 the Company and the landlord agreed that the purchase options for the Greg Street and Fernley dispensaries would be extinguished.  The leases on each of the 3 properties were extended to December 31, 2027, with a 5-year renewal option.

Today there is 17 grow rooms at the cultivation and extraction facility producing approximately 5,100 pounds of flower (2,7000 pounds) and trim (2,400 pounds). Almost all this production is sold through the two Silver State dispensaries.  Excess production is sold into the wholesale market.

Oregon

Eco Firma Farms

On June 13, 2018, the Company completed the acquisition of 100% of the membership interests of Eco Firma Farms LLC ("EFF"), an Oregon limited liability company (former subsidiary of Proudest Monkey Holdings LLC), which owned and operated a cannabis production facility, and related assets, in Oregon. On June 28, 2018 and July 6, 2018, the Company announced certain post-closing adjustments with respect to the acquisition of EFF. In consideration for 100% of the membership interests of EFF, the Company paid total consideration of $7,849,684.

The vendors of Eco Firma Farms LLC can also earn up to 6,500,000 common shares of C21, at a deemed issue price of $1.00/common share, over a maximum seven-year period, if the EBITDA earned by the Company in relation to EFF satisfies certain agreed upon amounts ("EFF Earn Out"). Management has determined that the EFF Earn Out has no value.

On December 28, 2018, the Company restructured certain real estate rights connected with its EFF operations. Under the restructured arrangement, for a $3.8m purchase price, the Company formally acquired the real estate assets housing EFF's cultivation operations under a vendor finance arrangement that converted rental payments into mortgage interest payments. As part of the restructuring, two of the vendors of EFF agreed, among other things, to assign the rights to their 39.25% share of the EFF Earn Out to a wholly owned subsidiary of the Company.

On May 10, 2019, the Company issued 3,983,886 common shares (the common shares were issued subject to escrow release in four consecutive monthly installments of 25% each commencing on September 14, 2019), at a deemed price of $0.825/common share, to settle the $3.8m purchase price for the real property used in EFF's operations, in addition to assuming the $513,294 balance under the first mortgage for the property.

Cultivation activities at the EFF facility were temporarily shuttered in October 2019. The EFF facility is currently under third-party management pursuant to a management agreement dated June 15, 2020, whereby the management company has assumed all costs at the facility including real property taxes and costs.

Phantom

On February 4, 2019, the Company completed its acquisition of 100% of the membership interests of Phantom (as defined below), which encompasses the following limited liability companies: Phantom Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727‐4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC (collectively "Phantom"). Phantom operates two outdoor cannabis cultivation facilities totaling 80,000 square feet in southern Oregon. Phantom also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory and a 7,700 square foot state-of-the-art indoor grow facility in Central Oregon. Phantom cultivates cannabis using sustainable practices and volcanic filtered water in both its indoor and outdoor facilities and produces over 24 strains of cannabis, including award winning genetics.

In consideration for 100% of the membership interests of Phantom, the Company paid total consideration of $10,539,260 as follows:

(i) cash deposits on closing of $3,200,000

(ii) a promissory note for $290,000;

(iii) issuance of 2,670,000 common shares of the Company valued at C$1.23/common share;

(iv) issuance of 1,700,000 share purchase warrants of C21, each warrant exercisable for one common share at a price of C$1.50/common share; and,

issuance of earnout shares of up to a maximum of 4,500,000 common shares of C21, to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of C21 or change of control of C21 at certain stock price valuation targets (50% of the earnout shares issuable upon change of control of the Company at a valuation of C$3.00/common share or more; 100% of the earnout shares issuable upon change of control of the Company at a valuation of at least C$5.00/common share).

In an agreement signed contemporaneously, the Company committed to purchase SDP Development Group, LLC ("SDP") on October 15, 2020, which owned six real estate properties used in connection with Phantom Farms' cannabis cultivation, processing and wholesale distribution operations.  The aggregate purchase price was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at a deemed price of $3.00 per common share.  Subsequently, the Company and SDP agreed to modify the terms of the SDP agreement as well as modify the leases subject to Phantom Farms' operations. On February 12, 2020, the parties agreed to the following modified terms: the Company purchased two Southern Oregon farms, constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totaling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon to 7% of the assessed value (a reduction of the Company's total forward lease obligations in Phantom Farms locations by $370,000 per year), and a release from the obligation to purchase the sixth property in Southern Oregon.  In exchange, the SDP vendors received 7,132,041 common shares of the Company at a deemed issue price of CAD$0.804 per share.  Two former owners of Phantom are among the members of SDP and were subsequently hired by the Company.  Skyler Pinnick, Chief Marketing Officer and Board member, and Russell Rotondi, the Company's general counsel.

Swell

On May 24, 2019, the Company completed its acquisition of 100% of the common shares of Swell Companies Limited ("Swell"), an Oregon corporation. Swell is a processor and wholesaler of THC and CBD products. Swell is recognized as a leader in the extraction and manufacturing of THC and CBD derived products. Swell's commitment to quality, innovation, and execution has established Swell as an early and dominant player in the competitive Oregon market. Raw oil, encapsulates and vape pens are distributed under its in-house brands: Dab Society Extracts and Hood Oil. The capacity of Swell's processing facility is 350,000 grams of high-quality raw oil per month.

In consideration for 100% of the common shares of Swell, the Company paid or agreed to pay total consideration of $18,812,683 as follows:

(i) cash deposits on closing of $5,050,000;

(ii) liabilities assumed of $1,070,907;

(iii) $1,000,000 in the form of a 2-year convertible note at 10% interest, upon close;

(iv) 1,266,667 common shares of C21 on closing;

(v) 1,200,000 warrants to purchase common shares of C21 with an exercise price of C$1.50/common share;

(vi) 456,862 common shares issuable on November 24, 2020;

(vii) 2,450,000 common shares issuable on May 24, 2021. Upon the vendors' election, up to $5 million in cash to be received 24 months from the closing date if the average closing price of the Company's shares over the 15 trading days immediately preceding the payment date is less than C$3.75 per share. If the vendors elect to take cash, common shares issuable would be reduced to 783,333; and, issuance of up to a maximum of 6,000,000 earn out common shares, to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of C21, and 50% of the earnout shares issuable upon change of control of C21 and 100% of the earnout shares issuable upon change of control of C21 at a C21 valuation of at least C$5.00/common share.

During the year, the Company finalized an agreement with the former owners of Swell (the "Swell Vendors") to amend the terms of the Company's forward-cash obligations to the Swell Vendors.  Pursuant to the terms of the amended agreement: (a) the cash sum due to the Swell Vendors through September 2019 under the original agreement, in the amount of $850,000, would be paid by the Company on or before November 15, 2019; and (b) the sum of $7,350,000 due to the Swell Vendors on May 24, 2021 under the original agreement (vii above), including the Swell Vendors' option to receive $5m of such sum in cash, was satisfied in full by the issuance of 7,015,238 common shares of C21 at a deemed issue price of $1.047 per share.  The shares were issued into escrow December 27, 2019 to be released as follows: (a) twenty-five percent (25%) four-months-and-a-day from the date of issue; and (b) the remainder of the shares in three equal installments of one-third every four months thereafter.  Effective November 15, 2019, the parties executed an amendment with respect to the cash payment of $850,000, by which the maturity date was extended from November 15, 2019 to on or before July 1, 2020 with interest accruing from November 15, 2019 at 9.5%.  Effective June 30, 2020, the parties executed a further amendment with respect to the cash payment of $850,000, by which the maturity date was extended from July 1, 2020 to on or before January 1, 2021, with all other terms to remain unchanged.

In April 2020 some equipment and inventory were moved to other locations, manufacturing of some products was taken over by our Bend location as part of the Oregon restructuring and day to day operations was stopped.  A third party commenced operating the Swell facility under a management agreement effective June 15, 2020 whereby the management company has assumed all leasehold liabilities and costs at the facility including the triple net real property lease.

Pure Green

On January 23, 2019, the Company completed the acquisition of 100% of the common shares of Megawood Enterprises Inc ("Pure Green"), an Oregon corporation, which includes its retail location at 3738 Sandy Blvd. NE, Portland, OR.  In consideration for 100% of the common shares of Pure Green, the Company paid total consideration of $794,888.

On February 28, 2020, the Company restructured the final payment due to the vendors of Pure Green.  The final payment consisted of a cash payment of $130,000 and the issuance of 95,849 common shares of the Company at a deemed price of C$0.6225/share.

The Pure Green operations were temporarily shut down in March 2020 due to the COVID-19 pandemic.  The operations are under new third-party management pursuant to a management agreement which commenced June 15, 2020, whereby the management company has assumed all leasehold liabilities and costs at the facility including the triple net real property lease.

Sale of Non-Core Oregon Assets

On January 7, 2021, the Company announced entering into a definitive agreement for the sale of select non-core assets in Oregon, currently under third-party management agreements as outlined in the press release dated August 4, 2020, for $1.3 million. These assets included the Company's Portland licenses and BHO processing equipment and the Dab Society brand, including an assumption by the buyer of the respective leases at the Swell and the Pure Green facilities. The parties received Oregon Liquor Control Commission ("OLCC") approval to the transfer of the licenses and effective April 23, 2021, the funds were received and the sale was closed.

The Company is working to finalize the sale of its Tier II indoor cultivation license and real property in Clackamas County, Oregon, also currently under third-party management. The remaining assets have been consolidated to the Company's Central and Southern Oregon operations, which includes the two-Tier II outdoor farms, a Tier I indoor cultivation facility, a processing facility, and a wholesale distribution facility. The Company retains its Phantom Farms, Hood Oil, Pure Green, and EFF brands.

Debt Restructuring and Debenture Backstop

Effective November 21, 2019, Mr. Newman and the Company agreed to amend the terms of the Newman Note, with a remaining principal balance of $21.8m.  The December 1, 2019 principal payment of $800,000 was cancelled and the principal monthly payments thereafter were reduced to $600,000 per month.  Further, the annual interest rate on the note was reduced from 10% to 9.5%.  The remaining balance on the note was then due and payable on July 1, 2020.

Effective June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the Newman Note, with the remaining principal balance of $18.2m.  The maturity date of the Note was extended from July 1, 2020 to January 1, 2021, and all other terms of the Newman Note remained the same, including the monthly payment obligations of principal and interest.

Effective November 19, 2020 Mr. Newman and the Company agreed to further amend the terms of the Newman Note, with the remaining balance of $15.2m.  The remaining balance of the Note was termed out 30 months to May 1, 2023, and the monthly payments reduced to $506,666 per month; all other terms of the Newman Note remained the same.

In addition, the Company secured an equity commitment from three investment managers and Sonny Newman, to guarantee the repayment of all 10% Convertible Debentures which remain outstanding at maturity on December 31, 2020 and January 30, 2021, respectively.  In consideration for the equity guarantee, Wasatch Global Investors, JW Asset Management and CB1 Capital Management, three well-respected investment managers, and Sonny Newman, would receive 6.2 million warrants to purchase common shares in the Company at C$1.00 per common share for a period of three years.

Operational Update

Our flagship operation in Reno, Nevada under the Silver State Relief brand continues its strong financial performance generating healthy cash flow and satisfied customers.  Building around this strong core we have accomplished much in the past 12 months.

The Company has optimized its Oregon operations, including:

- Shedding non-core assets, including the April 2021 sale of its Portland wholesale, processing and dispensary assets;

- Consolidating production, processing and wholesale operations into two general locations in Central and Southern Oregon; and

- Placing the remaining Oregon assets into management agreements to eliminate costs and facilitate future sale agreements.

The Company has strengthened its financial position by:

- Terming out the remaining balance on the $30 million secured promissory note for a period of 30 months; and

- Entering into a debenture backstop agreement, relieving the Company of the obligation to repay the outstanding convertible debentures totaling $6.6 million due on December 31, 2020 and January 30, 2021, which resulted in substantially all the outstanding convertible debentures converting into common shares.

Strategic Initiatives

The Company's strategic Initiatives over the next 12 months include extending our Nevada retail footprint where we have a proven track record of success, targeting $100 million of annual revenue, continuing our disciplined approach to growth and financing, and internally producing product to expand our Nevada retail footprint, which includes the expansion of our Nevada cultivation operations. The Nevada cultivation expansion is currently underway at a total cost of $6 million dollars (Phase 1 and Phase 2), $2 million dollars for Phase 1, which is slated for completion ahead of schedule for a Fall 2021 harvest.  The total expansion will triple our annual production capacity to 10,000 pounds of high-quality flower, leaving a remaining 40% of our existing facility to be utilized for future expansion, and ensure increased margins as new Nevada retail comes online.

Management Changes

On August 18, 2020, the Company announced the appointment of existing Board member, Bruce Macdonald, as non-Executive Chairman of the Board. Further, on January 29, 2021 the Company announced the appointment of CB1's Chief Investment Officer, Todd Harrison, to the Board and the resignation of Board member and former CEO, Robert Cheney.

ARTICLE 7
DESCRIPTION OF THE BUSINESS

Overview

The Company is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues together with high-growth potential and multi-market branded consumer packaged goods ("CPG").

The Company focuses on scalable opportunities in key markets that take advantage of its core competencies, including: (i) retail operational excellence and expanding its retail footprint through value-add acquisitions in existing markets, and (ii) branded CPG expansion through both captive retail and wholesale channels. The Company focuses on acquiring businesses that provide immediate contribution to overall profitability, or have a path to profitability within twelve months, where it can leverage existing assets, brands, and domain expertise.

The Company currently holds licenses in Oregon, including production, processing and wholesale, and Nevada, spanning the entire cannabis supply chain.

The Company is operated by a management team that has significant professional experience, including deep experience both within the cannabis industry and other fast-paced growth industries like technology and venture capital and also includes experts from more traditional industries like forestry, manufacturing, real estate, and capital markets.

Cultivation and Processing

Through Silver State Cultivation in Nevada, the Company operates indoor cultivation and processing out of a 104,000 square foot facility with 20,000 square feet utilized for cultivation and 1,200 square feet dedicated to volatile extraction.  Silver State produces approximately 5,000 pounds of flower (~3,400 pounds) and trim (~1,600 pounds) annually which is primarily sold within the Company's Silver State Relief dispensaries, with an expansion underway for both retail and wholesale distribution under the Silver State and partner brands. The Company has expanded Silver State's extraction capacity to support branded CPG expansion in both captive retail and wholesale channels.  Hood Oil cartridges were released to the Nevada market in June 2019.  Phantom Farms pre-rolls, new Phantom flower strains and Phantom Farms CBD products were released at Silver State Relief dispensaries in January 2021. Together with the Silver State branded products, these in-house brands make up over 60% of sales in the dispensaries.

Nevada wholesale sales amounted to $0.6 million in sales during the year ended January 31, 2021 ($1.2 million in 2020).  Silver State had total sales of $33.5 million during the year ended January 31, 2021 which included the pandemic-affected Q1, as compared to $32.2 million in the prior year.

Through Phantom, the Company operates outdoor and greenhouse active canopy totaling 80,000 square feet in Southern Oregon, and a 7,700 square foot state-of-the-art indoor grow facility in Central Oregon, with 5,000 square feet of active canopy.  Phantom operates a 5,600 square foot facility which includes an extraction laboratory with a 90-liter supercritical CO2 system and a wholesale distribution warehouse in Central Oregon.

Phantom cultivates cannabis using sustainable practices and volcanic filtered water in both its indoor and outdoor facilities and produces over 24 strains of cannabis, including award winning genetics.  Oregon wholesale sales amounted to $2.5 million in sales during the year ended January 31, 2021 ($4.4 million in 2020), with a gross profit of $618,000 (vs. negative 1.6 million in 2020).

Retail

The Company operates two dispensaries, an 8,000-square foot retail dispensary, located in Sparks, and a 6,000-square foot dispensary located in Fernley, collectively servicing a total of more than 140,000 recreational and medical cannabis customers per quarter, with over 700 SKUs in each store and averaging over $60.00 per transaction.  Since the start of the pandemic, we are experiencing less customer transactions but more $/transaction.

Consistent quality, market-leading pricing, and superior customer service have translated into industry-leading sales per square foot ($3,148/sq. ft. in Q4). Likewise, because of its substantial purchasing leverage, Silver State Relief consistently offers customers among the lowest prices within the state. The Sparks dispensary captured 20% of Washoe County, Nevada sales during the year ending January 30, 2021, and sales from Silver State Relief represented >4% of the entire Nevada market, with more than 1,600 customer transactions per day.

Branding and Marketing

The Company utilizes consistent branding and messaging across its retail and wholesale channels under Phantom Farms, Hood Oil, and Silver State Relief.  The Company currently sells over 700 distinct SKUs, including the following product categories: CO2 vaporizer pens, live resin vaporizer pens, distillate vaporizer pens, live resin extract, cured resin extract, bulk flower, packaged flower, pre-rolls, CBD cured resin vaporizer pens, CBD CO2 vaporizer pens, and CBD cured resin extracts.

Banking and Processing

In Oregon, the Company deposits funds from its operations into its credit union accounts at Salal Credit Union (Washington State).  In Nevada, the Company deposits funds from its operations into its credit union accounts held Greater Nevada Credit Union (Nevada) and at Partner Colorado Credit Union through Safe Harbor Private Banking services (Colorado).  The Company is fully transparent with its credit union partners regarding the nature of its business and the credit unions remain supportive of the Company's growth plans.

Product Selection and Offerings

Product selection decisions are currently made by the Company's buyers, who negotiate with potential vendors across all product categories including packaged and wholesale flower, vaporizer pens, cured extracts, edibles and pre-rolls.  The Company bases its product selection decisions on product quality, margin potential, and scalability.

The Company's branded CPG and flower-based products are sold primarily through captive retail and wholesale channels in Oregon and Nevada.  The Company's retail locations in Oregon and Nevada also offer third party branded CPG and flower-based products including a wide variety of THC and CBD based products, including vaporizer pens, cured resin extracts, bulk flower, packaged flower, pre-rolls, edibles, tinctures, and topicals.

Product Pricing

The Company's wholesale and retail pricing strategies are regularly adjusted in accordance with individual market dynamics. Generally speaking, when pricing adjustments are made within a given market, such adjustments are applied, and held consistent, across all business lines and channel partners.

The state of Oregon does not regulate pricing and licensed dispensing organizations within the state may set their own prices for cannabis and cannabis products.  However, products sold at dispensaries in Oregon are subject to a 17% state sales tax and a 3% local sales tax applicable in most local jurisdictions (cities and counties).

The state of Nevada also does not regulate pricing and licensed dispensing organizations within the state may also set their own prices for cannabis and cannabis products. However, products sold at dispensaries in Nevada are subject to a 10% cannabis excise and sales tax.

In-Store Pickup, Curbside Delivery, and Delivery

In addition to traditional point-of-sale retail as modified due to COVID-19, the Company's Nevada retail locations offer in-store pickup, curbside delivery and delivery utilizing the leading third-party service providers, a leading cannabis sales and fulfillment web-based application. The Company actively monitors the continued growth of a number of cannabis web-based sales and fulfillment platforms and is well poised to utilize strategic third-party service providers during the ongoing pandemic.

Inventory Management

The Company has comprehensive inventory management procedures, which are compliant with all applicable state and local laws, regulations, ordinances, and other requirements. These procedures ensure strict controls over the Company's cannabis flower and CPG inventory from its production, processing and distribution licensees through to ultimate sale to end consumers (or rare cases disposal as cannabis waste). Such inventory management procedures also include strong quality control and quality assurance measures to prevent in-process contamination and maintain the safety and quality of the products. The Company is committed to supplying safe, consistent, and high-quality cannabis flower and CPG products at a value-oriented price.

Research and Development

Through its research and development activities, the Company expects to create proprietary genetics, processes, technologies, and products from its existing Oregon and Nevada operations, as well as from future expansion in new markets. The Company may license these genetics, processes, technologies, and products as part of its future business. The Company may also seek appropriate federal patent, trademark, copyright, and other customary intellectual property protections when the same become available and/or are appropriate.

Employees

As of January 31, 2021, the Company had 160 employees across its operating jurisdictions.  The Company is committed to:

(i) providing equal employment opportunities to all employees and applicants: These policies extend to all aspects of the Company's employment practices, including but not limited to, recruiting, hiring, discipline, termination, promotions, transfers, compensation, benefits, training, leaves of absence, and other terms and conditions of employment;

(ii) providing a work environment that is free of unlawful harassment, discrimination and retaliation: In furtherance of this commitment, the Company strictly prohibits all forms of unlawful discrimination and harassment; and

(iii) complying with all laws protecting qualified individuals with disabilities, as well as employees', independent contractors', vendors', unpaid interns' and volunteers' religious beliefs and observances. The Company is committed to all of the above without regards to race, ethnicity, religion, color, sex, gender, gender identity or expression, sexual orientation, national origin, ancestry, citizenship status, uniform service member and veteran status, marital status, pregnancy, age, protected medical condition, genetic information, disability, or any other protected status in accordance with all applicable federal, state, provincial and local laws.

The Company's employees are highly talented individuals who have educational achievements ranging from masters to undergraduate degrees in various disciplines, as well as staff who have been trained on the job to uphold the highest standards as set by the Company. The Company hires and promotes individuals who are best qualified for each position, priding itself on using a process that identifies people who are trainable, cooperative and share the Company's core values.

The Company takes all reasonable steps to ensure staff are appropriately informed and trained to ensure a culture of health, safety, and continuous improvement, especially during these difficult times for public health and safety due to the COVID-19 pandemic.  Wherever possible, the Company will continue to adopt generally accepted health and safety best practices from non-cannabis-related industries and follows all health and safety guidelines issued by the United States Centers for Disease Control ("CDC") and all orders from relevant provincial, state and local jurisdictions and authorities.

Competition

Across a modified and strategic cannabis value chain, the Company expects to continue to vigorously compete with other licensees in Oregon and Nevada. Because Oregon is an "open" license state (arguably one of the more free-market states with respect to both barriers to entry and regulation), the competitive landscape has been challenging since the inception of recreational cannabis.  Nevada is a "limited" license state, therefore competition to date has been less challenging and the broader market dynamics are more favorable.  While many of the Company's direct competitors continue to be small-scale local operators, market rationalization through consolidation is increasingly a trend.  Of note is the increased participation of multi-state operators with national growth aspirations in both the Oregon and Nevada marketplaces.  As more U.S. jurisdictions pass state legislation allowing the recreational use and sale of cannabis, the Company is assured an increased level of competition in U.S. markets.  These increasingly competitive U.S. markets may adversely affect the financial condition and operations of the Company.

See "United States Industry Background and Trends" and "Risk Factors - Competition" below.

Intellectual Property

The Company has developed numerous proprietary genetics, processes, technologies and products. These assets include genetics, ERP and other software applications, cultivation and extraction technologies, as well as consumer brands. Whenever available and appropriate, the Company undertakes reasonable intellectual property protections to secure these assets.

To date, absent the availability of customary federal patent, trademark, and copyright protections for cannabis applications, the Company has relied on non-disclosure/confidentiality arrangements, common law trade secrets, and state-based trademark protections. The Company actively monitors and responds to all potentially material intellectual property infringements and maintains strict standards and controls regarding the use and dissemination of its intellectual property.

In addition, the Company owns website domains including: www.cxxi.ca, www.phantom-farms.com, www.silverstaterelief.com, www.ecofirmafarms.com, and c21supply.co, along with numerous social media accounts across all major platforms.

ARTICLE 8
UNITED STATES INDUSTRY BACKGROUND AND TRENDS

The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its production and sale. Today 60% of Americans live in a state where cannabis is legal in some form and almost a quarter of the population lives in states where it is fully legalized for adult use.

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found evidence that cannabis can treat pain and muscle spasms. The pain component is particularly important, because other studies have suggested that cannabis can replace patients' use of highly addictive, potentially deadly opiates - meaning cannabis legalization literally improves lives.

Polls throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. According to an April 2021 Pew Research Center survey, around nine-in-ten Americans favor some form of cannabis legalization, with only 8% saying cannabis should not be legal in any form.  In that survey, 91% of U.S. adults support legalizing cannabis either for medical and recreational use (60%) or medical use only (31%). These are large increases in public support over the past 40 years in favor of legalized cannabis use.

Notwithstanding that 36 states and the District of Columbia have now legalized adult-use and/or medical cannabis, cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the U.S. Federal Controlled Substances Act of 1970 ("CSA").

Currently the Company only operates in the states of Oregon and Nevada. The Company may expand into other states within the United States that have legalized cannabis use either medicinally or recreationally.

UNITED STATES REGULATORY ENVIRONMENT

U.S. Federal Regulatory Environment

Under U.S. federal law, marijuana is currently a Schedule I drug. The CSA has five different tiers or schedules. A Schedule I drug means the U.S. Drug Enforcement Agency ("DEA") considers it to have a high potential for abuse, no accepted medical treatment, and lack of accepted safety for the use of it even under medical supervision. Other Schedule I drugs are heroin, LSD and ecstasy. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of marijuana or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered. Additionally, while some studies show cannabis is less harmful than alcohol, alcohol is not classified under the CSA.

Thirty-six (36) states and the District of Columbia, have now legalized adult-use and/or medical marijuana. The federal government sought to provide guidance to enforcement agencies and banking institutions with the introduction of the U.S. Department of Justice Memorandum drafted by former Deputy Attorney General James Michael Cole in 2013 (the "Cole Memo") and U.S. Department of the Treasury Financial Crimes Enforcement Network ("FinCEN") guidance in 2014.

The Cole Memo offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states. The memo put forth eight prosecution priorities:

  preventing the distribution of marijuana to minors;
  preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;
  preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

  preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;
  preventing the violence and the use of firearms in the cultivation and distribution of marijuana;
  preventing the drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;
  preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and, preventing marijuana possession or use on federal property.

In January 2018, the then United States Attorney General, Jeff Sessions, by way of issuance of a new U.S. Department of Justice Memorandum (the "Sessions Memo"), rescinded the Cole Memo and thereby created a vacuum of guidance for U.S. enforcement agencies and the U.S. Department of Justice ("DOJ").  Rather than establish national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under State law, the Sessions Memo instructs that "[i]n deciding which marijuana activities to prosecute... with the [DOJ's] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions." Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

Former United States Attorney General Sessions resigned on November 7, 2018 and was replaced by William Barr on February 14, 2019. On December 14, 2020, former President Trump announced that Mr. Barr would be resigning from his post as Attorney General, effective December 23, 2020. Merrick Garland, President Biden's nominee to succeed Mr. Barr, was sworn in as the current United States Attorney General on March 11, 2021. It is unclear what specific impact the new Biden administration will have on U.S. federal government enforcement policy. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

Due to the CSA categorization of marijuana as a Schedule I drug, U.S. federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 ("Bank Secrecy Act"). Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to account for the trend towards legalizing medical and recreational marijuana by U.S. states, FinCEN has issued guidance advising prosecutors of money laundering and other financial crimes not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as that business is legal in their state and none of the federal enforcement priorities are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The "FinCEN Guidance" also clarifies how financial institutions can provide services to marijuana-related businesses consistent with the Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk.

The customer due diligence steps include:

  verifying with the appropriate state authorities whether the business is duly licensed and registered;
  reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

  requesting from state licensing and enforcement authorities available information about the business and related parties;
  developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus recreational customers);
  ongoing monitoring of publicly available sources for adverse information about the business and related parties;
  ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
  refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk. With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Due to the fear by financial institutions of being implicated in or prosecuted for money laundering, cannabis businesses are often forced into becoming "cash-only" businesses. As banks and other financial institutions in the U.S. are generally unwilling to risk a potential violation of federal law without guaranteed immunity from prosecution, most refuse to provide any kind of services to cannabis businesses. Despite the attempt by FinCEN to legitimize cannabis banking, in practice its guidance has not made banks much more willing to provide services to cannabis businesses. This is because, as described above, the current law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they take on as a customer. Recently, some banks that have been servicing cannabis businesses have been closing accounts operated by cannabis businesses and are now refusing to open accounts for new cannabis businesses for the reasons enumerated above.

The few credit unions who have agreed to work with cannabis businesses are limiting those accounts to no more than 5% of their total deposits to avoid creating a liquidity risk. Since the federal government could change the banking laws as it relates to cannabis businesses at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from cannabis businesses in a single day, while also servicing the need of their other customers.  Those state-chartered banks and credit unions that do have customers in the cannabis industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The U.S. Treasury Department has publicly stated they were not informed of the then Attorney General Jeff Sessions' desire to rescind the Cole Memo and do not have a desire to rescind the FinCEN Guidance for financial institutions.  The former Secretary of the U.S. Department of the Treasury, Stephen Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.  The newly appointed Secretary of the Treasury, Janet Yellen, has not yet articulated an official Treasury Department position with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

Because the DOJ memorandums serve as discretionary agency guidance and do not constitute a force of law, cannabis related businesses have worked to continually renew the Rohrabacher Blumenauer Appropriations Amendment (originally the Rohrabacher-Farr Amendment) that has been included in federal annual spending bills since 2014. This amendment restricts the DOJ from using federals funds to prevent states with medical cannabis regulations from implementing laws that authorize the use, distribution, possession or cultivation of medical cannabis. In 2017, Senator Patrick Leahy (D-Vermont) introduced a parity amendment to H.R.1625 - a vehicle for the Consolidated Appropriations Act of 2018, preventing federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding (collectively the "Rohrabacher-Farr Amendment").

An additional challenge to cannabis-related businesses is that the provisions of the U.S. Internal Revenue Code (the "Code"), Section 280E, are being applied by the Internal Revenue Service ("IRS") to businesses operating in the medical and adult use cannabis industry. Section 280E of the Code prohibits cannabis businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be.

Another aspect of federal law is that it provides that cannabis and cannabis products may not be transported across state lines in the United States. As a result, all cannabis consumed in a state must be grown and produced in that same state. This dynamic could make it more difficult for the Company, in the short term, to maintain a balance between supply and demand. If excess cultivation and production capacity is created in any given state and this is not matched by increased demand in that state, then this could exert downward pressure on the retail price for the products the Company sells. If too many retail licenses are offered by state authorities in any given state, then this could result in increased competition and exert downward pressure on the retail price for the products the Company sells. On the other hand, if cultivation and production in a state fails to match growing demand then, in the short term, there could be insufficient supply of product in a state to meet demand and while the Company may be able to raise its prices there could be inadequate product availability in the short term, causing the Company's revenue in that state to fall.

Progressive federal legislation has been both introduced in the U.S. House of Representatives and received positive votes in recent years. On September 26, 2019, the U.S. House of Representatives passed the Secure and Fair Enforcement Banking Act of 2019 (commonly known as the "SAFE Banking Act"), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. On May 11, 2020, the U.S. House of Representatives introduced the Health and Economic Recovery Omnibus Emergency Solutions Act (the "HEROES Act"), an economic stimulus package which included the language of the SAFE Banking Act. On September 28, 2020, the House introduced a revised version of the HEROES Act, including the text of the SAFE Act for a second time. The revised bill was passed by the House of Representatives on October 1, 2020 before going to the Senate. On December 21, 2020, Congress reached a deal for a different $900 billion stimulus package. On April 19, 2021, the House again passed the SAFE Banking Act. While Congress may consider legislation in the future that may address these issues, there can be no assurance of the content of any proposed legislation or that such legislation will ever be passed.

Further, the Marijuana Opportunity Reinvestment and Expungement Act, also known as the MORE Act, is a proposal to legalize cannabis and expunge prior cannabis related convictions. On November 20th, 2019 the MORE Act was passed by the House Judiciary Committee, and although the House of Representatives voted to pass the MORE Act on December 4, 2020, it failed to pass in the Senate prior to the end of the 2020 legislative session. There can be no assurance that it will be passed in its current form or at all.

The Joseph R. Biden Administration and balance of power in U.S. Congress may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the SAFE Banking Act and the MORE Act, as well as potential executive action to clarify federal policy toward the industry, although it is uncertain whether and in what manner any such federal changes will occur. On a federal level, President Biden campaigned on a platform that included cannabis decriminalization. Democrats, who are generally more supportive of federal cannabis reform than Republicans, maintained their majority in the House of Representatives, although at a smaller margin than initially expected, and have gained sufficient seats in the Senate to control a majority by a single vote.  As of this writing, both the SAFE Banking and MORE Acts have yet to receive action in the U.S. Senate, however, in late 2020, incoming Senate Majority Leader Charles Schumer made comments on multipole occasions suggesting that passage of these bills and potential additional favorable federal legislation are on his agenda.  The Company continues to monitor U.S. federal law and the law in all jurisdictions where it is active, with respect to (a) compliance with applicable state regulatory frameworks, and (b) potential exposure and implications arising from U.S. federal law.

The following sections describe the legal and regulatory landscape in Oregon and Nevada, states in which the Company operates. The Company believes that its operations are in full compliance with all applicable state laws, regulations and licensing requirements. Nonetheless, for the reasons described above and the risks further described under the heading "Risk Factors" herein, there are significant risks associated with the business of the Company. Readers are strongly encouraged to carefully read all of the risk factors contained under the heading "Risk Factors" herein.

Oregon Regulatory Environment

Oregon Summary

Oregon has both medical and adult-use marijuana programs. In 1998, Oregon voters passed a limited, non-commercial patient/caregiver medical marijuana law with an inclusive set of qualifying conditions that included chronic pain. In 2013, the legislature passed, and the governor signed, House Bill 3460 to create a regulatory structure for existing unlicensed medical marijuana dispensaries. However, the original regulations created by the Oregon Health Authority ("OHA") after the passage of House Bill 3460 were minimal and only regulated storefront dispensaries, leaving cultivators and manufacturers within the unregulated patient/caregiver system.

On June 30, 2015, Oregon Governor Kate Brown signed House Bill 3400 into law, which improved on the existing regulatory structure for medical marijuana businesses and created a registration process for processors. In November of 2014, Oregon voters passed Measure 91, "Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act", creating a regulatory system for individuals 21 years of age and older to purchase marijuana for personal use from licensed marijuana businesses.

The OHA registers and regulates medical marijuana businesses and OLCC licenses and regulates adult-use marijuana businesses. There are six (6) distinct types of license types available for medical and adult-use businesses: Producer (cultivation), Processing (manufacturing), Wholesale, Retail, Laboratory (testing), and Research. Vertical integration between cultivation, processing, and retail is permissible, but not required, for both medical and adult-use.

The law does not impose a limit on the number of licenses. Local governments may enact local ordinances and rules to place reasonable zoning and time, place and manner restrictions, including restrictions on the number of both medical and adult-use marijuana businesses, on licensees within their jurisdiction. Further, House Bill 3400 also allowed for a "local option," to permit local city councils and county commissions to pass an ordinance prohibiting adult-use marijuana businesses if a subject jurisdiction voted against Measure 91 by greater than fifty-five percent (55%), and if after December 2015, such ordinance were then referred to the voters in the next general election. Approximately 80 Oregon cities and 16 counties prohibit adult-use marijuana businesses. Subsequent bills passed during the 2016 legislative session removed the two-year residency requirement that existed within House Bill 3400.

Governor Kate Brown's Executive Order 19-09 was issued October 3, 2019, to address the vaping public health crisis and alleged vaping-associated lung injury. As directed by the Governor, OHA adopted a rule banning the sale of flavored vaping products, but the Oregon Court of Appeals stayed enforcement of the rule.  Due to the court ruling, on January 16, 2020, the Oregon Health Authority suspended the temporary rule banning sales of flavored vaping products.

Oregon Regulatory Framework

Oregon Revised Statutes Chapter 475 B (Cannabis Regulation) provides the regulatory framework for both the recreational and medical cannabis industries in Oregon. The OLCC implementation of the recreational cannabis statutes are found in Oregon Administrative Rules Chapter 845, Division 25. The Oregon Medical Marijuana Program ("OMMP") implementation of the medical cannabis statutes are found in Oregon Administrative Rules Chapter 333, Division 8. Chapter 333, Division 7 provides the packaging, labelling and dosage limits for both programs, and Chapter 333, Division 64 governs the accreditation of laboratories for testing.

Both the OLCC and the OMMP rules include licensing requirements and materials, as well as criteria for approval or denial of license applications.

Oregon Licensing Requirements

Licenses issued by OLCC may be renewed annually so long as the licensee meets the requirements of the law and pays the renewal fee. There is no maximum number of licenses per owner, except for cultivation licenses located at the same address.

Applicants must demonstrate (and license holders must maintain) that: (i) they are registered with the Oregon Secretary of State to do business in Oregon; (ii) they have the operational expertise required by the individual license type, demonstrated by submission of an operation plan; (iii) they have the documented ability to secure the premises, as well as resources and personnel necessary to operate the license; (iv) they have the ability to maintain accountability of all cannabis and cannabinoid products and by-products via the state mandated "seed-to-sale" Cannabis Tracking System ("CTS") software, to prevent diversion or unlawful access to these materials; (v) all applicants, owners and those with the requisite control have passed background screening, inclusive of fingerprinting; and (vi) they comply with all local ordinances, including local land use and planning in the development of the licensed site.

Oregon Security Requirements

A licensee must always maintain a fully operational alarm and video monitoring system. Commercial grade, non-residential door locks and steel doors are required on every external door. The alarm system must detect unauthorized entry into the licensed premises. The 24-hour video surveillance system must record at a high-resolution format approved by the OLCC and have camera coverage which covers all areas of the facility without any blackout areas, including camera coverage requirements for ingress and egress. Video footage must be backed-up for a minimum of 90 days and be available upon request. Additionally, the camera system must have the ability to print still photos.

Oregon Transportation and Storage Requirements

Recreational and medicinal cannabis and cannabis products must be stored in a secured, locked room or vault. Vaults that are large enough to allow a person to walk in must have cameras inside so that there is no blind spot. Smaller safes must be bolted to the floor. When products are transferred between licensees, they must first be fully manifested through the state mandated "seed-to-sale" CTS. This written manifest must include: (i) departure date and time, (ii) name, address, and license number of the originating licensee, (iii) name, address, and license number of the recipient, (iv) quantity and form of any cannabis or cannabis delivery device being transported, (v) arrival date and time, (vi) delivery vehicle make and model and license plate number; and (vii) name and signature of the employee delivering the product. A copy of this manifest is provided to the receiving licensee for their verification. Upon receiving the transfer, the licensee must immediately verify the shipment versus the manifest and accept it electronically within the "seed-to-sale" CTS. This completes the inventory transfer. OLCC licensees must maintain these records for a minimum of three years. During transport, all product is packaged individually by order, and maintained within a locked receptacle within the vehicle. All deliveries must be completed within 24 hours.

OLCC Department Inspections

The OLCC conducts announced and unannounced inspections of all licensed facilities to determine compliance with laws and rules. The OLCC will inspect a licensee upon receiving a complaint or notice that the licensee has violated any existing rules. The OLCC will also conduct an annual license renewal inspection at the time of application approval. Inspections can cover all records, personnel, equipment, security and operational methodologies.

Oregon Compliance

The Company is currently licensed to operate cultivation, processing, distribution and retail operations within Oregon. To date, the Company has not experienced any compliance or enforcement actions against the above-mentioned licenses, and the Company has not been served any notices of non-compliance by any state regulatory body.

The Company maintains credit union banking relationships which provide the Company the ability to safely and lawfully pay for all expenses that should arise from the day-to-day operations of its license. The Company monitors all licensed activities and performs site visits to validate compliance with local statutes. This monitoring includes but is not limited to "seed-to-sale" CTS records and accuracy, standard operating procedures, required signage and public health warnings, local permitting and zoning, license approvals and renewals, and all communication with regulatory bodies. Each employee is instructed on the most recent standard operating procedures. All sites have 24-hour video surveillance of the entire premises. The Company also utilizes the state-mandated CTS system in all jurisdictions in which it operates. State inspections, for any reason, including initial application, renewal or change of ownership, have not resulted in any compliance related issues to date.

Nevada Regulatory Environment

Nevada Summary

Nevada has a medical marijuana program and passed an adult-use (21 and older) legalization through the ballot box in November 2016. In 2000, Nevada voters passed a medical marijuana initiative allowing physicians to recommend cannabis for an inclusive set of qualifying conditions, including severe pain and created a limited non-commercial medical marijuana patient/caregiver system. Senate Bill 374, which passed the legislature and was signed by the Governor in 2013, expanded this program and established a for-profit regulated medical marijuana industry.

The Nevada Division of Public and Behavioral Health licensed medical marijuana establishments up until July 1, 2017 when the state's medical marijuana program merged with adult-use marijuana enforcement under the Nevada Department of Taxation ("NDOT"). In 2014, Nevada accepted medical marijuana business applications and a few months later the Division approved 182 cultivation licenses, 118 licenses for the production of edibles and infused products, 17 independent testing laboratories, and 55 medical marijuana dispensary licenses. The number of dispensary licenses was then increased to 66 by legislative action in 2015. The application process is merit-based, competitive, and is currently closed. Nevada residency is not required to own or invest in a Nevada medical cannabis business. In addition, vertical integration is neither required nor prohibited. Nevada's medical law includes patient reciprocity, which permits medical patients from certain other states to purchase medical marijuana from Nevada dispensaries. Nevada also allows for dispensaries to deliver medical marijuana to patients.

Under Nevada's adult-use marijuana law, the NDOT licensed marijuana cultivation facilities, product manufacturing facilities, distributors, retail stores and testing facilities. After merging medical and adult-use marijuana regulation and enforcement, the single regulatory agency is now known as the Marijuana Enforcement Division of the NDOT. Until November 2018, applications to the NDOT for adult-use establishment licenses were being accepted from existing medical marijuana establishments and existing liquor distributors for the adult-use distribution license.

In February 2017, the NDOT announced plans to issue "early start" adult use marijuana establishment licenses in the summer of 2017. These licenses, beginning on July 1, 2017, allowed marijuana establishments holding both a retail marijuana store and dispensary license to sell their existing medical marijuana inventory as either medical or adult-use marijuana, and expired 90 days after January 1, 2018 (per Sec. 24 of LCB File No. T002-17). Starting July 1, 2017, medical and adult-use marijuana have incurred a 15% excise tax on the first wholesale sale (calculated on the fair market value) and adult-use cannabis have incurred an additional 10% special retail marijuana sales tax in addition to any general state and local sales and use taxes.

On January 16, 2018, the Marijuana Enforcement Division of the NDOT issued final rules governing its adult-use marijuana program, pursuant to which up to sixty-six (66) permanent adult-use marijuana dispensary licenses will be issued. Existing adult-use marijuana licensees under the "early start" regulations must re-apply for licensure under the permanent rules in order to continue adult-use sales.

In May of 2019, Governor Steve Sisolak signed into law Senate Bill 32, that increases transparency in the licensing process by releasing certain information about license applicants, as well as methods used to issue licenses. In June 2019, Governor Sisolak approved Assembly Bill 132 making Nevada the first state to ban employers from refusing to hire job applicants who test positive for marijuana during the hiring process.

As of August 23, 2019, as a result of discrepancies discovered in the application process by the State of Nevada, a court issued a partial preliminary injunction against the State of Nevada from moving forward with the numerous holders of provisional licenses awarded under the December 5, 2018, provisional license awards. In addition to the preliminary injunction, the State of Nevada and various intervenors remain subject to ongoing litigation.

In early 2019, Nevada legislature passed Nevada Assembly Bill 533 ("AB 533"), which authorized the formation of the Cannabis Compliance Board (the "CCB") to be vested with the authority to license and regulate persons and establishments engaged in cannabis activities within Nevada.  The CCB consists of an executive director and five board members appointed by the Governor Steve Sisolak. Board members must have expertise in a range of fields, including financial and accounting, law enforcement, medicine, regulatory and legal compliance, and cannabis.  AB 533 also established the Cannabis Advisory Commission (the "CAC") which serves to study cannabis-related issues and make recommendations to the CCB. The CAC consists of 12-members appointed by the governor representing relevant state agencies and members of the cannabis industry and the public. Pursuant to AB 533, the CCB is mandated with studying the feasibility and safe implementation of licensing for lounges, in addition to their general authority and oversight of cannabis operations in Nevada.

Nevada Regulatory Framework

Nevada Revised Statues 678C and 678D regulate the Medical and Adult Use of cannabis in Nevada.  Nevada Administrative Code 453D provides a regulatory framework that outlines the function of the CCB Marijuana program. Subsections of this chapter outline licensing and enforcement guidelines which guide the CCB.

Nevada Licensing Requirements

Licenses issued by CCB can be renewed annually so long as the licensee continues to demonstrate compliance with local and state law and pays the renewal fee. Dispensary/Retail store licenses have a set statutory "cap" (per NRS 453D.210 & NRS 453A.324), other license types do not. Moreover, statutory license caps can only be changed by the Nevada legislature, which meets bi-annually. Marijuana businesses in Nevada may also be governed by local ordinances, which can include caps on the number of marijuana businesses, zoning limitations, and additional screening of business owners and investors. Applicants must demonstrate (and license holders must maintain) that: (i) they are registered with the Nevada Secretary of State to do business in Nevada, (ii) they have contributed to the advancement of the State of Nevada via regular tax payments, (iii) they do not have interests in the Casino or Alcohol industries, (iv) they have the operational expertise required by the individual license type, demonstrated by submission of an operation plan, (v) they have the ability to secure the premises, resources, and personnel necessary to operate the license, (vi) they have the ability to maintain accountability of all cannabis and cannabinoid products and by-products via the state mandated "seed-to-sale" CTS to prevent diversion or unlawful access to these materials, (vii) they have the financial ability to maintain operations for the duration of the license, (viii) all owners have passed background screening, inclusive of fingerprinting, and (ix) all local land use, zoning, and planning notices have been followed in the development of the licensed site.

Nevada Security Requirements

A licensee must maintain a fully operational alarm and video monitoring system at all times. The alarm system must secure all points of ingress and egress and be equipped with motion detectors. The 24-hour video surveillance system must record at a high-resolution format approved by the CCB and have camera coverage which covers all areas of the facility without any blind spots. Video footage must be backed-up for a minimum of 30 days in hard-form. Cultivation and product manufacturing sites are not open to the public.

Nevada Transportation and Storage Requirements

Cannabis and cannabis goods must be stored in a lockable safe or vault at any time that employees are not on location. Any storage container that is large enough to allow an employee to walk into it must have cameras placed inside. Goods to be transported to another licensee must be fully manifested via the state mandated "seed-to-sale" CTS prior to being transported.

Nevada Department of Taxation Inspections

The CCB conducts announced and unannounced inspections of all licensed facilities to determine compliance with laws and rules. The CCB will inspect a licensee in the event of a complaint indicating that the licensee has or is actively violating existing statute. The CCB will also inspect at the time of any modification, as well as at the time of annual renewal.

Nevada Product Testing and Packaging Requirements

Both medical and adult-use marijuana and marijuana products are subject to stringent testing and packaging requirements. Before usable marijuana, concentrated marijuana, or marijuana products may be packaged for further processing or for transfer to a dispensary or retail store, an independent testing laboratory licensed by the CCB must collect samples from each homogenized lot or production run for testing. These samples are tested by the independent testing laboratory for compliance with specified limits on contaminants such as yeast and mold, heavy metals and pesticides, and microbes. Testing is also done to determine the potency of the sample. Cultivation and product manufacturing facilities are also subject to random quality assurance compliance testing at the discretion of the CCB. Generally, if a sample fails any of the tests conducted by the testing laboratory, the entire lot or production run must be destroyed.

All marijuana or marijuana products intended to be sold to consumers must be individually packaged, sealed, and labeled. Edible products must be packaged in opaque, child-resistant containers. Depending on the type of marijuana product, the CCB places limit on the amount of THC that a single package of marijuana may contain or the number of ounces of product a package may contain. All packages of marijuana or marijuana product sold to consumers must have detailed labels that include, inter alia, various warnings about the effects and risks of marijuana use; the name, license number, and contact information of the dispensary or retail store conducting the sale; the name and license number of the cultivation or product manufacturing facility that harvested or produced the marijuana or marijuana product; the potency levels of the marijuana or marijuana product; and the date the marijuana or marijuana product was harvested or produced.

ARTICLE 9
RISK FACTORS

The following are certain factors relating to the business and securities of the Company. The Company will face a number of challenges and significant risks in the development of its business due to the nature of and present stage of its business.  These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of or materially adversely affect the securities of the Company. If any such risks actually occur, the Company's shareholders could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected. Some of the risk factors described herein are interrelated and, consequently, readers should treat such risk factors as a whole.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of a person's investment portfolio and should only be made by persons who can afford a total loss of their investment.

RISKS ASSOCIATED WITH THE BUSINESS OF THE COMPANY

Risks Associated with Acquisitions

As part of the Company's overall business strategy, the Company may pursue select strategic acquisitions which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. Future acquisitions may expose the Company to potential risks, including risks associated with (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company's existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisition; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new business. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic acquisitions, there are risks inherent in any acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such entities or assets for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company's financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisition. All of these factors could cause dilution to the Company's revenue per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of C21's common shares.

U.S. Federal Regulation

The Company will be affected by a number of operational risks and may not be adequately insured for certain risks, including: labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws or regulations, natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company's properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company's operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company's future cash flows, earnings and financial condition.

The Company is currently aware of 36 states of the United States, the District of Columbia, and four out of five U.S. territories, that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. Many other states are considering similar legislation. Additionally, the sale and adult-use of recreational cannabis is legal in 17 U.S. states and the District of Columbia, including: Alaska, Arizona, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Vermont, Virginia and Washington. At the federal level, however, cannabis currently remains a Schedule I controlled substance under the CSA. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law.

Currently, the Company engages in the manufacture, distribution, possession and sale of cannabis in the U.S. medical and recreational cannabis markets, and therefore the enforcement of U.S. federal laws is a significant risk to the Company. Unless and until the U.S. Congress amends the CSA (or the DEA reschedules or de-schedules cannabis), there is a risk that U.S. federal authorities, including the United States Attorney's Office for the District of Oregon and the District of Nevada, may enforce current federal law, and the Company may be deemed to be possessing, manufacturing, and trafficking marijuana in violation of U.S. federal law. Such activities also may serve as the basis for the prosecution of other crimes, such as those prohibited by the money laundering statutes, the unlicensed money transmitter statute, and the Bank Secrecy Act. Additionally, the Company may be deemed to be facilitating the sale or distribution of drug paraphernalia in violation of U.S. federal law with respect to the Company's current or proposed business operations. As to the timing or scope of any such potential amendments to the CSA, there can be no assurances to when or if any potential amendments will be enacted. Active enforcement of the current federal statutory laws and regulatory rules regarding cannabis may thus directly and/or indirectly and adversely affect the Company's future operations, cash flows, earnings, and financial condition.

The Company could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries; and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis. Additionally, as has recently been affirmed by U.S. Customs and Border Protection, employees, directors, officers, managers and investors of the Company who are not U.S. citizens face the risk of being barred from entry into the United States for life.

Variation in Regulation

Individual U.S. state laws do not always conform to U.S. federal regulatory standards, or to other U.S. state laws. A number of states have decriminalized marijuana to varying degrees, other states have created exemptions specifically for medical cannabis, and several have both decriminalized and/or created medical marijuana exemptions. Several states have also legalized the recreational use of cannabis. Variations exist among states that have legalized, decriminalized or created medical marijuana exemptions. For example, Oregon and Colorado have limits on the number of marijuana plants that can be home grown. In most states, the cultivation of marijuana for personal use continues to be prohibited except for those states that allow small-scale cultivation by the individual in possession of a medical marijuana license or that person's caregiver. Even in those states in which the use and commercialization of marijuana has been legalized, its use remains a violation of U.S. federal law.

Although the Company's activities are in compliance with applicable state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company's operations and financial performance.

As a result of the conflicting views between individual state governments and the U.S. federal government regarding cannabis, investments in U.S. cannabis businesses are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then U.S. Deputy Attorney General, James Cole, authorized the Cole Memo addressed to all United States Attorneys acknowledging that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several U.S. states have enacted laws relating to cannabis for medical purposes. The Cole Memorandum outlined certain priorities for the U.S. Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form, and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, that conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

Since 2014, the U.S. Congress has annually passed appropriations bills that include the Rohrabacher-Farr Amendment, which prohibits federal budget resources from being used to enforce U.S. federal controlled substances laws that conflict with U.S. state medical cannabis programs. However, on January 4, 2018, Jeff Sessions, the U.S. Attorney General at the time, issued the Sessions Memo to all United States Attorneys, which rescinded the Cole Memo in its entirety. The Sessions Memo provided that in deciding which marijuana activities to prosecute under U.S. federal laws, prosecutors should follow the same well-established principles that govern all U.S. federal prosecutions. Following the release of the Sessions Memo, the fate of state-legal cannabis is uncertain, and the risk of prosecution varies from state to state based on the posture, priorities and resources of each United States Attorney's Office for each applicable state.

While the Sessions Memo introduced some uncertainty regarding U.S. federal law enforcement, which has not been formally addressed by the current U.S. Attorney General Merrick Garland, the cannabis industry continues to experience growth in legal medical and adult-use cannabis markets within the United States.  It is unclear what specific impact the new Biden administration will have on U.S. federal government enforcement policy and there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned.

The STATES Act, if passed, would permit U.S. states to determine their own approach to marijuana regulation. Attorney General Barr has said that this U.S. legislation is being reviewed by his office and that he would "much rather [implement] the approach taken by the STATES Act than where we currently are". It is unclear, however, what impact this development will have on U.S. federal enforcement policy regarding cannabis activities. Further, even if the Company operates cannabis-related activities in compliance with U.S. state laws, the United States Attorney's Office for a given state can determine that such activities are in contravention of federal law and initiate prosecution against the Company. While there is a risk that a given state's U.S. Attorney's Office, and the DOJ, may seek to enforce U.S. federal drug laws against cannabis use and commercialization that is permitted under state law, the Rohrabacher-Farr Amendment remains in force; and thus, prevents 1U.S. Department of Justice budgetary resources from being allocated to enforce federal law against medical cannabis businesses. In July 2020, the Rohrabacher-Farr amendment was renewed through a series of stopgap spending bills and later through the signing of the FY 2021 omnibus spending bill, effective through September 30, 2021.

1 Ab

Given the conflict of laws and regulations, there is no certainty as to how the DOJ, Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. There can be no assurance that the Biden Administration would not change the current enforcement policies, priorities and resources and choose to enforce the subject federal laws. The Company regularly monitors ongoing developments in this regard.

Violations of any laws and regulations could result in significant fines, penalties, administrative sanctions, forfeiture, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its title (directly or indirectly) to cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, its operating results, and profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or the final resolution of such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested and degree of enforcement by the applicable authorities involved, and such time or resources could be substantial.

As a company listed on the CSE, the Company accesses the Canadian capital markets on a public and private basis, and any capital raised may be utilized for the ongoing operations of its U.S. holdings that operate in the U.S. cannabis industry. There is no assurance that the Company will be successful, in whole or in part, in raising funds, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from residents, citizens, venture capital, private equity and banks in the United States may be limited due to their unwillingness to be associated with activities that violate U.S. federal laws. Notwithstanding the above, the SAFE Banking Act, discussed above, would be a positive development for the industry and access to move affordable banking and lending.

Change of Cannabis Laws

Local, state and federal marijuana laws and regulations in the United States are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter certain aspects of its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company's business plan and result in a material adverse effect on certain aspects of the Company's planned operations. Furthermore, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of the Company's marijuana business. The Company cannot predict the nature of any future laws, rules, regulations, resolutions, declarations, policy positions, interpretations or applications, nor can it determine what affect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on the Company's business.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company's business, results of operations, financial condition and prospects would be materially adversely affected.

The Company is aware that multiple states are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. This could have a material adverse effect on the Company's business, results of operations, financial condition and prospects.

Beginning in September 2019, the United States media began reporting on potential vape related illnesses and death based on conditions resembling pneumonia, that consumers of flavored nicotine and flavored THC vaping products were experiencing. Vaping product sales are a material source of revenue for the Company. Although there has been no conclusive medical or scientific determination as to the cause of the subject conditions, management believes that the Company's products do not contain any of the components or chemicals, including but not limited to vitamin E acetate, which were implicated as possible sources of the condition, and which were identified by the CDC based on laboratory findings released on November 8, 2019. Out of an abundance of caution, governors of certain US states took precautionary, short-term actions until a more conclusive link between vaping products and the condition is determined; as mentioned herein, Oregon was one of those states until the State was forced to lift its ban by court order on January 16, 2020.

Compliance Risks

The Company's investments operate in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks. The Company's investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Further, the Company may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect its ability to conduct its business.

Litigation and other claims are subject to inherent uncertainties and management's view of these matters may change in the future. A material adverse impact on the Company's financial statements could also occur for the period in which the effect of an unfavorable outcome becomes probable and reasonably estimable.

The cannabis industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Company and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company's earnings on investments and could make future capital investments or the Company's investments' operations uneconomic.

The cannabis industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants in the industry, such as the Company, which cannot be readily predicted.

Regulatory scrutiny of the Company's industry may negatively impact its ability to raise additional capital

The Company's business activities rely on newly established and/or developing laws and regulations. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company's profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the U.S. Food and Drug Administration, Securities and Exchange Commission, the DOJ, the Financial Industry Regulatory Authority or other federal, applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States.

It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Company's industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, which could reduce, delay or eliminate any return on investment in the Company.

The Company's investments in the U.S. are subject to applicable anti-money laundering laws and regulations

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial record keeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In the event that any of the Company's operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on C21's common shares in the foreseeable future, in the event that a determination was made that the Company's proceeds from operations (or any future operations or investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company's investments and any proceeds thereof may be considered proceeds of crime since cannabis remains illegal federally in the United States. This restricts the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time in response to factors outside of the Company's control.

The Company may have difficulty accessing the services of banks and processing credit card payments in the future, which may make it difficult to operate. To mitigate this risk, the Company has maintained banking relations with three private credit unions in states where cannabis has been legalized at the state level, including Partners Colorado Credit Union (Colorado), Salal (Washington State) and Greater Nevada Credit Union (Nevada). Through these private credit unions, the Company is able to access bank services to support its Oregon and Nevada cannabis operations.

The February 2014 FinCEN Guidance, sets forth certain circumstances whereby it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. However, as discussed above, most banks and other financial institutions do not feel comfortable providing banking services to cannabis-related businesses, or relying on the FinCEN Guidance which could be revoked at any time by the Biden Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses.

However, as mentioned above, on April 19, 2021, the U.S. House of Representatives again passed the SAFE Banking Act, which proposed certain protections for banks in the United States against criminal and civil liabilities for serving legitimate cannabis companies that operate in compliance with applicable state law. The prospects of the SAFE Banking Act, or some permutation thereof, becoming law is uncertain as of the date of this AIF.

Accordingly, the Company may have limited or no access to banking or other financial services in the U.S. in the future and may have to operate the Company's U.S. business on a cash-only basis. The inability, onerous limitations or restrictions on the Company's ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments, may make it difficult for the Company to operate and conduct its business as planned.

The Company's investments in the United States may be subject to heightened scrutiny

The Company's existing interests in the United States cannabis market, and any future interests, may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies or other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company's ability to invest in the United States or any other jurisdiction.

Given the heightened risk profile associated with cannabis in the United States, it was previously reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. ("CDS"), refuse to settle trades for cannabis issuers that have investments in the United States. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017, reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, despite media reports to the contrary, and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (the "TMX MOU") with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange. The TMX MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States.

The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of common shares to make and settle trades. In particular, the common shares would become highly illiquid and until an alternative was implemented, investors would have no ability to affect a trade of common shares through the facilities of a stock exchange.

Unfavorable Publicity or Consumer Perception

The Company believes the adult-use and medical marijuana industries are highly dependent upon consumer perception regarding the safety, efficacy and quality of the marijuana produced. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports, findings or other media attention will not arise.

Public opinion may result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public's perception of cannabis in the United States, or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any limits on future expansion may have a material adverse effect on the Company's business, financial condition, and results of operations.

State and local laws and regulations may heavily regulate brands and forms of cannabis products and there is no guarantee that the Company's proposed brands and products will be approved for sale and distribution in any state

States generally only allow the manufacture, sale and distribution of cannabis products that are grown in that state and may require advance notice of such products. Certain states and local jurisdictions have promulgated certain requirements for approved cannabis products based on the form of the product and the concentration of the various cannabinoids in the product. While the Company intends to follow the guidelines and regulations of each applicable state and local jurisdiction in preparing products for sale and distribution, there is no guarantee that such products will be approved to the extent necessary. If the products are approved, there is a risk that any state or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise.

Security Risks

The business premises of the Company are a target for theft. While the Company has implemented security measures and continues to monitor and improve its security measures, its cultivation, processing and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and the Company fell victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers, cultivation and processing equipment, and cash could have a material adverse impact on the business, financial condition, results of operation and property of the Company.

As the Company's business involves the movement and transfer of cash which is collected from third parties or deposited into its bank, there is a risk of theft or robbery during the transport of cash. The Company engages security firms to provide armed guards and security in the transport and movement of large amounts of cash. While the Company has taken robust steps to prevent theft or robbery of cash during transport, there can be no assurance that there will not be a security breach during the transport and the movement of cash involving the theft of product or cash.

Banking

Since the use of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. The inability to open bank accounts may make it difficult to operate the Company's cannabis business. Currently in the states of Oregon and Nevada, private credit union banks are being used for all banking needs. Through these private credit union banks, the Company can access comprehensive banking services including cash management checking accounts, ACH transfer processing, cash pick-up and delivery services, debit card and credit card processing, online banking, and processing of bank wires and transfers.

Liability, Enforcement, Complaints, etc.

The Company's participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities against the Company. Litigation, complaints and enforcement actions involving the Company could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company's future cash flows, earnings, results of operations and financial condition.

Operation Permits and Authorizations

The Company may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate its marijuana business. In addition, the Company may not be able to comply fully with the wide variety of laws and regulations applicable to the marijuana industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on the Company's ability to operate the marijuana business, which could have a material adverse effect on the Company's business. Further, should any state in which the Company considers a license important not grant, extend or renew such license or should it renew such license on different terms or decide to grant more than the anticipated number of licenses, the business, financial condition and results of operations of the Company could be materially adversely affected.

Environmental Risk and Regulation

The Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing or sale of marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production or manufacturing of marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production or manufacturing or require abandonment or delays in development.

The Company's limited operating history makes evaluating its business and prospects difficult

The Company has a limited operating history on which to base an evaluation of its business, financial performance and prospects. As such, the Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development. As the Company is in an early stage and is introducing new products, the Company's revenues may be materially affected by the decisions, including timing decisions, of a relatively consolidated customer base. The Company has had limited experience in addressing the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving industries such as the marijuana industry. There can be no assurance that the Company will be successful in addressing these risks, and the failure to do so in any one area could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

The Company is dependent upon existing management, its key research and development personnel and its growing and extraction personnel, and its business may be severely disrupted if it loses their service

The Company's future success depends substantially on the continued services of its executive officers, its key research and development personnel and its key growing and extraction personnel. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Company may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away.

Available Talent Pool

As the Company grows, it will need to hire additional human resources to continue to develop the business. However, experienced talent is difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable to the Company. Without adequate personnel and expertise, the growth of the Company's business may suffer.

The Company may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to the Company, could subject the Company to significant liabilities and other costs

The Company's success may likely depend on its ability to use and develop new extraction technologies, recipes, know-how and new strains of marijuana without infringing the intellectual property rights of third parties. The Company cannot assure that third parties will not assert intellectual property claims against it. The Company is subject to additional risks if entities licensing to its intellectual property do not have adequate rights in any such licensed materials. If third parties assert copyright or patent infringement or violation of other intellectual property rights against the Company, it will be required to defend itself in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of management personnel. An adverse determination in any such litigation or proceedings to which the Company may become a party could subject it to significant liability to third parties, require it to seek licenses from third parties, to pay ongoing royalties or subject the Company to injunctions prohibiting the development and operation of its applications.

The Company may need to incur significant expenses to enforce its proprietary rights, and if the Company is unable to protect such rights, its competitive position could be harmed

The Company regards proprietary methods and processes, domain names, trade names, trade secrets, recipes and other intellectual property as critical to its success. The Company's ability to protect its proprietary rights is critical for the success of its business and its overall financial performance. The Company has taken certain measures to protect its intellectual property rights. However, the Company cannot assure that such measures will be sufficient to protect its proprietary information and intellectual property. Policing unauthorized use of proprietary information and intellectual property is difficult and expensive. Any steps the Company has taken to prevent misappropriation of its proprietary technology may be inadequate. The validity, enforceability and scope of protection of intellectual property in the marijuana industry is uncertain and still evolving. In particular, the laws and enforcement procedures in some developing countries are uncertain and may not protect intellectual property rights in this area to the same extent as do the laws and enforcement procedures in Canada, the United States and other developed countries.

Competition

There can be no assurance that significant competition will not enter the marketplace and offer some number of similar products and services or take a similar approach. An increase in the companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may be better capitalized, have a longer operating history, have more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Such competition could have a material adverse effect on the growth potential of the Company's business by effectively dividing the existing market for its products. In addition, despite Canadian federal and U.S. state-level legislation of marijuana, illicit or "black market" operations remain abundant and present substantial competition to the Company. In particular, illicit operations, despite being largely clandestine, are not required to comply with the extensive regulations that the Company must comply with to conduct business and, accordingly, may have significantly lower costs of operations.

No Assurance of Profitability

The Company cannot give assurances that it will not incur losses in the future. The limited operating history makes it difficult to predict future operating results. The Company is subject to the risks inherent in the operation of a new business enterprise in an emerging and uncertain business sector, and there can be no assurance that the Company will be able to successfully address these risks.

Management of Growth

The Company may experience a period of significant growth in the number of personnel that will place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key employees to implement and improve financial management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. The Company's current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

General Economic Trends

Any worldwide economic slowdown and tightening of credit in the financial markets may impact the business of the Company's customers, which could have an adverse effect on the Company's business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States and elsewhere could adversely affect the Company's business, financial condition, results of operations and property.

Asset Location and Legal Proceedings

Substantially all of the Company's assets are located outside of Canada, and certain of its directors are resident outside of Canada, and their assets are outside of Canada. Serving process on those directors may prove to be difficult or excessively time consuming. Additionally, it may be difficult to enforce a judgment obtained in Canada against the Company, its subsidiaries and any directors and officers residing outside of Canada.

Market Acceptance

The Company's ability to gain and increase market acceptance of its products depends on its ability to educate the public on the benefits of its marijuana products. It also requires the Company to establish and maintain its brand name and reputation. In order to do so, substantial expenditures on product development, strategic relationships and marketing initiatives may be required. There can be no assurance that these initiatives will be successful, and their failure may have an adverse effect on the Company's operations.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. This is particularly true in light of the United States media news, beginning in September 2019, regarding potential vaporizer (vape) related illnesses and deaths. The Company closely monitors the news reports on this topic, including results from the investigations being conducted by the CDC, and put out a statement over its social media feed on September 11, 2019 confirming its commitment to consumer safety, discussing the rigorous quality control and testing of its products, and explaining that none of its vape products are manufactured with vitamin E acetate, or any other additives, thickeners or agents. The Company further disclosed its complete ingredient list for all of its vape products. In addition, the manufacture and sale of marijuana involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana alone or in combination with other medications or substances could occur. As a manufacturer, distributor and retailer of adult-use and medical marijuana, or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use or medical marijuana, the Company may be subject to various product liability claims, including, among others, that the marijuana product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

Insurance Coverage

The Company will require insurance coverage for a number of risks, including business interruption, environmental matters and contamination, personal injury and property damage. Although the Company believes that the events and amounts of liability covered by its insurance policies will be reasonable, considering the risks relevant to its business, and the fact that agreements with users contain limitations of liability, there can be no assurance that such coverage will be available or sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable or insufficient to cover any such claims, the Company's financial resources, results of operations and prospects could be adversely affected. Further, because the Company is engaged in the cannabis industry, there may be additional difficulties and complexities associated with such insurance coverage that could cause the Company to suffer uninsured losses, which could adversely impact the Company's business, results of operations and profitability.

Tax Risk

The provisions of Code Section 280E are being applied by the IRS to businesses operating in the U.S. medical and adult-use marijuana industry. Section 280E provides that no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the CSA) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.

Even though several states have medical and adult-use marijuana laws, the IRS is applying Section 280E to deny business deductions. Businesses operating legally under state law argue that Section 280E should not be applied because Congress did not intend the law to apply to businesses that are legal under state law. The IRS asserts that it was the intent of Congress to apply the provision to anyone "trafficking" in a controlled substance, as defined under Federal law (as stated in the text of the statute). Section 280E is at the center of the conflict between Federal and state laws with respect to medical and retail marijuana which applies to the business conducted by the Company.

Results of Future Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies to date support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, investors should not place undue reliance on such articles, reports and studies. Future research studies and clinical trials may draw opposing conclusions to those stated herein or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company's products with the potential to lead to a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Vulnerability to Rising Energy Costs

Adult-use and medical marijuana growing operations consume considerable energy, making the Company potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, results of operations, financial condition or prospects of the Company.

Risks Inherent in an Agricultural Business

Adult-use and medical marijuana are agricultural products. There are risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the products are usually grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company's products.

Electronic Communication Security Risks

A significant potential vulnerability of electronic communications is the security of transmission of confidential information over public networks. Anyone who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in its operations. The Company may be required to expend capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

Currency Fluctuations

Due to the Company's present operations in the United States, and its intention to continue future operations outside Canada, the Company is expected to be exposed to significant currency fluctuations. All or substantially all of the Company's revenue will be earned in U.S. dollars, but operating expenses are incurred in both U.S. and Canadian dollars. The Company does not have currency hedging arrangements in place, and there is no expectation that the Company will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the U.S. dollar and Canadian dollar may have a material adverse effect on the Company's business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

The size of the Company's target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company's estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

Global Pandemic and Public Health Crisis

The Company's business, operations  and  financial  condition  could  be  materially  and  adversely  affected  by outbreaks of  epidemics or  pandemics  or  other  health  crises,  including  the  recent  outbreak  of  COVID-19.  On January 30,  2020,  the  World  Health  Organization ("WHO")  declared  the  outbreak  a public  health  event  of  international concern, and on March 11, 2020, the WHO declared the COVID-19 outbreak a pandemic.

Since the beginning of the outbreak of COVID-19, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity worldwide. The COVID-19 outbreak has caused companies and various international jurisdictions to impose significant travel, gathering and other public health restrictions. The impact of COVID-19 on global supply chains is still evolving. The speed and extent of the spread of COVID-19 (which for purposes of this  AIF,  where  applicable, includes any variants thereof), and the duration and intensity of resulting business disruption, local and international, and related financial and social impact, are uncertain. Further, the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company cannot be  predicted  with  certainty. The Company cannot  estimate  whether any  additional  restrictions  will  be imposed on its activities or whether any additional measures will be taken by governments(including measures that result in the suspension or reduction of the Company's operations) and the potential financial and operational impact thereof, including  impact on employee  health,  workforce  productivity and  availability,  travel  restrictions, supply  availability,  ability  to  sell  or  deliver product and  the  availability  of  insurance  and  the  cost thereof.

Such public health crises can result in volatility and disruptions in global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. The risks to the Company of  such  public  health  crises  also  include  risks  to  employee  health  and  safety,  a  slowdown  or temporary  suspension  of  operations,  increased  labour costs,  regulatory  changes,  political  or economic  instabilities  or  civil  unrest. Similarly, the  Company's  ability  to  obtain  financing  and  the  ability  of  the Company's  vendors,  suppliers,  consultants  and  partners  to  meet their obligations to  the  Company may  be impacted  as  a  result  of the COVID-19 outbreak  and  efforts  to  contain  the virus. Consequently, the COVID-19 outbreak or  potential  future  public  health  crises may  have  a  material  adverse  effect  on  the Company's business, results  of  operations  and  financial  condition. The  extent  to  which  COVID-19  and  any  other  pandemic  or public health  crisis  impacts  the Company's business,  affairs,  operations,  financial  condition,  liquidity, availability  of credit  and  results  of  operations  will  depend  on  future  developments  that  are  highly  uncertain and  cannot  be accurately  predicted,  including  new  information  which  may  emerge  concerning  the  severity of  and  the  actions required to contain the COVID-19 pandemic or remedy its impact.

RISKS ASSOCIATED WITH THE SECURITIES OF THE COMPANY

Additional Issuances of Securities May Result in Dilution

The Company may issue additional securities in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of common shares, and the Company's shareholders will have no pre-emptive rights in connection with such further issuances. C21's Board has discretion to determine the price and the terms of further issuances. Moreover, additional common shares will be issued by the Company on the exercise, conversion or redemption of certain outstanding securities of the Company in accordance with their terms. The Company may also issue common shares to finance future acquisitions. The Company cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares or other securities will have on the market price of its common shares. Issuances of a substantial number of additional common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the common shares. With any additional issuance of common shares, investors will suffer dilution and the Company may experience dilution in its revenue per share.

Resale of Common Shares

There can be no assurance that the publicly traded price of the Company's common shares will be high enough to create a positive return for investors. Further, there can be no assurance that the common shares will be sufficiently liquid so as to permit investors to sell their position in the Company without adversely affecting the stock price. In such event, the probability of resale of the common shares would be diminished.

As well, the continued operations of the Company will be dependent upon its ability to procure additional financing in the short term and to generate operating revenues in the longer term. There can be no assurance that any such financing can be obtained or that revenues can be generated. If the Company is unable to obtain such additional financing or generate such revenues, investors may be unable to sell their common shares and any investment in the Company may be lost.

Price Volatility of Publicly Traded Securities

The market price of C21's common shares cannot be predicted and has been and may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control. This volatility may affect the ability of shareholders or holders of other securities to sell their securities at an advantageous price. Market price fluctuations in the securities may be due to the Company's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market conditions or competitive, regulatory or economic trends, adverse changes in the economic performance or market valuations of companies in the industry in which the Company operates, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments or other material public announcements by the Company or its competitors or government and regulatory authorities, operating and share price performance of the companies that investors deem comparable to the Company, addition or departure of the Company's executive officers and other key personnel, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Company's securities.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of C21's common shares and other securities may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Company's operations may be adversely impacted, and the trading price of the common shares and other securities may be materially adversely affected.

Limited Market for Securities

Notwithstanding that the Company's common shares are listed on the CSE, there can be no assurance that an active and liquid market for such securities will develop or be maintained and securityholders may find it difficult to resell any securities of the Company.

Additional financing will be Required

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its business objectives by way of additional offerings of equity and/or debt financing. The failure to raise or procure such additional funds could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities or convertible debt, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company will require additional financing to fund its operations until positive cash flow is achieved.

Dividends

The Company has not paid dividends to shareholders in the past and does not anticipate paying dividends in the foreseeable future. The Company expects to retain its earnings to finance growth, and where appropriate, to pay down debt.

Foreign Private Issuer Status under U.S. Securities Laws

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the United States Securities and Exchange Commission (the "SEC"). Under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

Loss of Foreign Private Issuer Status under U.S. Securities Laws

In order to maintain its status as a foreign private issuer, a majority of the Company's Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada ("MJDS"). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Emerging Growth Company Status under U.S. Securities Laws

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

ARTICLE 10
DIVIDENDS AND DISTRIBUTIONS

The Company has not paid any dividends on its common shares in its last three financial years and does not anticipate doing so in the foreseeable future. It is contemplated by the Company that it will reinvest all future earnings in order to finance the development and growth of its business. Any future determination to pay distributions will be at the discretion of the Board and will be made in accordance with the BCBCA and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant.  The Company is not restricted from declaring dividends or other distributions on its common shares.

ARTICLE 11
DESCRIPTION OF SHARE CAPITAL OF THE COMPANY

The Company is authorized to issue an unlimited number of common shares. As of January 31, 2021, there were 117,057,860 common shares issued and outstanding.  As of May 31, 2021, there were 117,533,734 common shares issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

On February 23, 2018, the Company adopted a stock option plan under which it is authorized to grant options to executives and directors enabling them to acquire common shares. The maximum number of common shares reserved for issuance of stock options that may be granted under the plan is 10% of the issued and outstanding common shares. The options granted can be exercised for a maximum of 10 years and vest as determined by the Board. The exercise price of each option may not be less than the market price of the common shares on the date of grant. As of January 31, 2021, there were 6,965,000 options outstanding to purchase common shares.

Also on February 23, 2018, the Company adopted a Restricted Share Unit Plan under which it authorized the Company's compensation committee to grant restricted share units ("RSU") entitling a holder to receive one common shares, as a discretionary payment in consideration of past services to the Company or as an incentive for future services, to both eligible employees and eligible contractors.  As of January 31, 2021, there were no RSUs outstanding to purchase common shares.

In addition, as of January 31, 2021, the Company has warrants outstanding to purchase up to an aggregate of 11,894,746 common shares.

ARTICLE 12
MARKET FOR SECURITIES

The common shares are traded on the CSE under the trading symbol "CXXI".

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the common shares of the Company on the CSE during the fiscal year ended January 31, 2021. (Source: CSE).

Month	High Trading Price	Low Trading Price	Volume
January 2021	C$2.0600	C$1.3500	8,069,305
December 2020	C$1.9500	C$1.1800	8,134,531
November 2020	C$1.3000	C$0.7600	4,333,210
October 2020	C$0.8800	C$0.6800	1,739,242
September 2020	C$1.0300	C$0.7200	2,408,074
August 2020	C$0.9400	C$0.4850	4,090,301
July 2020	C$0.5500	C$0.4800	1,255,027
June 2020	C$0.6000	C$0.4850	3,323,369
May 2020	C$0.6900	C$0.4800	2,017,736
April 2020	C$0.5500	C$0.3350	1,962,730
March 2020	C$0.4700	C$0.2300	4,187,268
February 2020	C$0.6500	C$0.3900	2,594,565

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets forth, as of the date of this AIF, the number of securities of each class of securities of the Company, to the Company's knowledge, in escrow or that are subject to a contractual restriction on transfer and the percentage that number represents of the outstanding securities of that class.

Designation of class	Number of Securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	Nil	0%
Warrants	Nil	0%

ARTICLE 13
DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out, for each of the Company's directors and executive officers, the person's name, place of residence, position with the Company, principal occupation(s) during the last five years, and, to the best of the Company's knowledge, the number of securities of the Company, directly or indirectly held by such directors and executive officers. The Company's directors are expected to hold office until its next annual general meeting of the Company's shareholders unless they resign prior thereto or are removed by the Company's shareholders. The Company's directors will be elected annually and, unless re-elected, will retire from office at the end of the next annual general meeting of the Company's shareholders.

Name and Place of Residence	Position(s) with the Company	Principal Occupation(s)during the last five years	Number of Securities of the Company, Directly or Indirectly Held
Sonny Newman Reno, Nevada	President and Chief Executive Officer	Founder and owner of Silver State Relief, LLC and Silver State Cultivation, LLC.	12,500,000 [2]
Michael Kidd Richmond, B.C.	Chief Financial Officer, Corporate Secretary & Director	Certified Professional Accountant and Chartered Accountant; Former COO/CFO of ECS Electrical Cable Supply from 2007 to May 31, 2018.	38,055
Russell Rotondi Portland, Oregon	General Counsel	Attorney at Craft Lawyer; Attorney at Cosgrave Vergeer Kester LLP.	207,517
Leonard (Will) Werden [3] Vancouver, B.C.	Director	Horticultural cultivation consultant for over 30 years.	265,000
D. Bruce Macdonald [4] West Vancouver, B.C.	Director	Former senior banking executive specializing in strategy, risk management, and governance; retired since April 2017.	1,350,000
Skyler Pinnick [5] Bend, Oregon	Chief Marketing Officer and Director	CEO for Phantom, Oregon since 2008; Owner of Rage Productions since 1994.	4,959,774
Todd Harrison	Director	Chief Investment Officer of CB1 Capital Management.	Nil

2 Mr. Newman's shares are held indirectly through the Newman Family 1999 Trust, a private family trust.

3 Mr. Werden is a member of the Company's Audit Committee.

4 Mr. Macdonald is a member of the Company's Audit Committee and its designated financial expert.

5 Mr. Pinnick is a member of the Company's Audit Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the Company's knowledge, none of the directors or executive officers of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an "order") that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the best of the Company's knowledge, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially its control:

a) is, as at the date of this AIF, or has been within the 10 years before the date of the AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

c) has been subject to:

i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of our directors and the officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

See below under the heading "Interests of Management and Others in Material Transactions" for ongoing transactions in which a director or officer of the Company has an interest.

ARTICLE 14
PROMOTERS

Robert Cheney, former Chief Executive Officer, President and a director of the Company, may be considered to have been a promoter of the Company in that he took the initiative in substantially reorganizing the business of the Company. Mr. Cheney was compensated pursuant to an employment agreement with the Company and was awarded stock-based awards based on performance. As of the date hereof, Mr. Cheney is no longer affiliated with the Company, but beneficially owns, controls or directs, directly or indirectly, 2,570,000 common shares, comprising 2.18% of the issued and outstanding common shares of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than those disclosed in this AIF, we are not aware of: (a) any legal proceedings to which we are a party, or by which any of our property is subject, which would be material to us and are not aware of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor making an investment decision and (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority.

The following is a brief summary of certain legal proceedings matters that the Company is aware of or that are being contemplated:

  A complaint was filed in the Oregon State Circuit Court for Clackamas County, on April 29, 2019, by two current owners of Proudest Monkey Holdings, LLC (the former sole member of EFF) (the "Plaintiffs"), alleging contract, employment, and statutory claims with an amount in controversy of $1,837,500 against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, in addition to three directors, two officers, and one former employee. The Company and the other defendants wholly denied the allegations and claims made in the lawsuit and are defending the lawsuit.  On June 21, 2019, the Company filed Oregon Rule of Civil Procedure (ORCP) 21 motions to dismiss all of the Plaintiffs' claims against it, its wholly-owned subsidiaries, and other defendants; on May 6, 2020, the court granted the Company's Rule 21 motion in its entirety to dismiss all of Plaintiffs' claims pursuant to Oregon Rules of Civil Procedure 21A(1). The judgment of dismissal was entered by the Clackamas County court on or about October 14, 2020.

The Company submitted a petition to recover the costs and attorney fees incurred by the Company as the prevailing party in the matter and the parties briefed and argued the petition before the Clackamas County court.  On January 20, 2021, the Court ruled in the Company's favor, awarding the Company and its subsidiaries $68,195.00 in attorney's fees and $1,252 in costs through a supplemental judgment.  On March 3, 2021, Plaintiffs filed a notice of appeal from the supplemental judgement awarding attorney fees.  It is too early to predict the resolution of the appeal, however the judgment remains subject to execution at any time.

On November 12, 2020, Plaintiffs filed a notice of appeal with the appeals court administrator.  The Oregon Court of Appeals assigned the case to the appellate settlement conference program, as it does in due course.  It is too early to predict the resolution of the appeal.  The parties have agreed to attempt to settle all of the Oregon claims through voluntary mediation, and such mediation is forthcoming and in the process of being scheduled.

  On or about September 13, 2019, the Company delivered a notice to the Plaintiffs of alleged breach and default under the purchase and sale agreement, due to unlawful, intentional acts and material misrepresentations before and after the completion of the purchase.  As a result of such breach, the Company denied the Plaintiffs' tender of their share payment notes in connection with the agreement.  On or about October 14, 2019, Proudest Monkey Holdings, LLC and one of its current owners, sued the Company in the Supreme Court of British Columbia to compel the issuance and delivery of the subject shares, including interests and costs.  In connection with the Oregon lawsuit, the Company conducted an internal investigation regarding malfeasance by the Plaintiffs. On November 8, 2019, the Company responded and counterclaimed for general, special and punitive damages, including interest and costs, related to breach of contract, repudiation of contract, breach of indemnity and fraudulent and negligent misrepresentation by the Plaintiffs.  The Company's counterclaims included the malfeasance discovered during the internal investigation.  Plaintiffs' filed a response to the Company's counterclaims on or about June 5, 2020 and the parties have stipulated to a form of amended pleading which includes the joinder of additional parties, an owner of Proudest Monkey Holdings, LLC and EFF, and additional contract and equitable claims and damages, similar to those alleged by the Plaintiffs in the Oregon lawsuit (breach of contract, indemnity, unjust enrichment and wrongful termination claims).  This action remains in the discovery stage, given that the parties have exchanged written discovery, but it remains too early to predict its resolution.  The parties have agreed to attempt to settle all of the British Columbian claims through voluntary mediation, and such mediation is forthcoming and in the process of being scheduled.

  On or about May 30, 2019, Wallace Hill Partners Ltd. ("Wallace Hill") filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit.  On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill's repudiation of the agreement based on Wallace Hill's previously published defamatory comments and termination of the agreement.  Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments.  This action remains at the beginning of the discovery phase and it is too early to predict its resolution.  Wallace Hill has taken no action in prosecuting its civil claim since the Company filed its counterclaims.

ARTICLE 15
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described herein, none of the following persons have had any direct or indirect material interest in any transaction of the Company within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

• a director or executive officer of the Company;

• a person or corporation that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities of the Company; and

• an associate or affiliate of any of the persons or companies referred to in this section.

Related Party Transactions

On February 12, 2020, the Company finalized the restructuring of the purchase agreement with SDP, of which a director of the Company is a principal owner.  The Company had agreed on February 4, 2019 to purchase SDP on October 15, 2020, which owned six real estate properties that were leased in connection with Phantom's cannabis cultivation, processing and wholesale distribution operations.  The aggregate purchase price was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 common shares at a deemed price of $3.00 per common share.

On February 12, 2020 the parties agreed to the following modified terms: the Company purchased the two Southern Oregon farms from SDP constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totaling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon, and a release from the obligation to purchase the sixth property in Southern Oregon. In exchange, the SDP vendors received 7,132,041 common shares of the Company with a fair value of $2,582,903.  The consideration exceeded the fair market value of the land acquired and as a result, the Company recorded a restructuring charge of $1,204,740. The Company has three remaining leases with SDP. The undiscounted future cash flows for the three remaining leases total $684,576.

On June 25, 2020, the Company's President and CEO, Sonny Newman, and the Company agreed to further amend the terms of the Newman Note, with the remaining principal balance of $18.2m.  The maturity date of the Note was extended from July 1, 2020 to January 1, 2021, and all other terms of the Newman Note remained the same, including the monthly payment obligations of principal and interest.

On November 16, 2020, the Company amended the terms of the three Nevada leases with Double G Holdings (a Company controlled by Mr. Newman).  The term of the two dispensary leases and the warehouse lease was extended to November 30, 2027 with a right to extend for a further five years and with an annual increase to the base rent of 3% commencing January 1, 2022. The undiscounted future cash flows for all three leases including the five-year extension total $16,930,437.

On November 19, 2020, Mr. Newman and the Company agreed to further amend the terms of the Newman Note, with the remaining balance of $15.2m.  The remaining balance of the Note was termed out 30 months to May 1, 2023, and the monthly payments reduced to $506,666 per month; all other terms of the Newman Note remained the same.

ARTICLE 16
TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Computershare Investor Services Inc. at 510 Burrard St, Vancouver, British Columbia V6C 3B9.  The United States co-transfer agent of the Company is Continental Stock Transfer & Trust Company at 1 State Street, 30th Floor, New York, NY 10004-1561.

ARTICLE 17
MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company during the financial year ended January 31, 2021 which are material or entered into before such time that are still in effect and which are required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 - Continuous Disclosure Obligations are the following:

(i) Amended purchase agreement, dated February 12, 2020, between the Company and SDP;

(ii) Public Relations Consulting Agreement, dated August 24, 2020, between the Company and Mattio Communications, LLC;

(iii) Equity Commitment Guaranty for the conversion of the Company's convertible debentures, dated November 18, 2020, between the Company and Wasatch Global Investors, JW Asset Management, CB1 Capital Management and Sonny Newman; and

(iv) Consulting Services Agreement, dated September 1, 2019, between the Company and CB1 Capital Advisors LLC.

Copies of these material contracts are available under our profile on the SEDAR website at www.sedar.com. The above summaries are qualified in their entirety by reference to the terms of the material contract.

ARTICLE 18
INTERESTS OF EXPERTS

Baker Tilly is the independent auditor of the Company and audited the consolidated financial statements of the Company for the financial year ended January 31, 2021. In connection with their audit, Baker Tilly has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

ARTICLE 19
ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company's profile on SEDAR at www.sedar.com.

Additional information including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities, where applicable, is contained in the management information circular prepared by the Company in connection with its annual general meeting of shareholders which was held on December 17, 2020. Additional financial information is provided in our audited consolidated financial statements and management's discussion and analysis for our most recently completed financial year, each of which and is available under the Company's profile at www.sedar.com.